June 9, 2016

VIA EDGAR

Ms. Mara L. Ransom, Assistant Director
Office of Consumer Products
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:	Ocean Thermal Energy Corporation
Form 10-12G
Filed May 3, 2016
File No. 000-55573

Dear Ms. Ranson:

On behalf of Ocean Thermal Energy Corporation, we request a 10-day extension to respond to your letter dated May 27, 2016, containing your comments on the Form 10, General Form for Registration of Securities, filed May 3, 2016.

Very truly yours, KRUSE LANDA MAYCOCK & RICKS, LLC /s/ James R. Kruse James R. Kruse

JRK/vs
cc:           Ocean Thermal Energy Corporation